Exhibit 10.23

                                  June 30, 2002

Mr. Irwin Zucker



Mr. Zucker:


This letter will serve to confirm the agreement between Remedent USA, Inc. (the "Company") and yourself (the "individual").

(1) Individual hereby agrees to the receipt of 243,000 shares of the Company's common stock in full repayment of the $19,497, representing the accrued salary due to individual as of the date of this agreement.

(2) The Company hereby agrees to file for registration on an SB-2 Registration Statement, the shares of common stock outlined in (1) above.

The above-mentioned terms are agreed upon on this day, by the following:



/s/ Stephen F. Ross                         /s/ Irwin Zucker
------------------------------------        ---------------------------

Stephen F. Ross                             I. Zucker

Chief Financial Officer                     Individual

Remedent USA, Inc.